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Exhibit 4.16

233 South Wacker Drive, Suite 2800
Chicago, Illinois 60606
Tel 312-234-2732
Fax 312-234-3603

Bank of America N. A.

TO: Mandalay Resort Group
2880 LasVegas Blvd-South
Las Vegas, NV 89109
ATTN: Amy Preiss
TEL: 702 632 6820
FAX: 702 632 6822

FROM: Bank of America, N.A.
233 South Wacker Drive—Suite 2800
Chicago, Illinois 60606
Robert OHara / Paul Enright
Date: 13FEB03

Our Reference No. 3033348
Internal Tracking Nos. 7374064 7374064

        The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Mandalay Resort Group and Bank of America, N.A. (each a "party" and together "the parties") on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified in paragraph 1 below (the "Agreement").

        The definitions and provisions contained in the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., (the "Definitions") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

        1.    This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of 24OCT86, as amended and supplemented from time to time (the "Agreement"), between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below. In this Confirmation "Party A" means Bank of America, N.A. and "Party B" means Mandalay Resort Group.

        2.    The terms of the particular Transaction to which this Confirmation relates are as follows:

    Notional Amount: USD 275,000,000.00

    Trade Date: 12FEB03

    Effective Date: 14FEB03

    Termination Date: 01DEC05, subject to adjustment in accordance with the Modified Following Business Day Convention and "Other Provisions."

  Fixed Amounts:

      Fixed Rate Payer: Party A

      Fixed Rate Payer Payment

      Dates: The 1st of each June and December, commencing 01JUN03 and ending 01DEC05, subject to adjustment in accordance with the Modified Following Business Day Convention and "Other Provisions." No Adjustment Of Period End Dates.

      Fixed Rate: 9.25000%

      Fixed Rate Day Count

      Fraction: 30/360

  Floating Amounts:

      Floating Rate Payer: Party B

      Floating Rate Payer

      Payment Dates: The 1st of each June and December, commencing 01JUN03 and ending 01DEC05, subject to adjustment in accordance with the Modified Following Business Day Convention and "Other Provisions."

      Floating Rate for initial

      Calculation Period: TO BE SET

      Floating Rate Option: USD-LIBOR-BBA

      Averaging: Inapplicable

      Designated Maturity: 6 Month, except for the Initial Calculation Period (from 14FEB03-02JUN03), which shall be determined by the interpolated three and four month rate of USD-LIBOR-BBA plus a spread of 6.35000%

      Spread: Plus 6.35000%

      Floating Rate Day Count

      Fraction: Actual/360

      Reset Dates: The last day of each Calculation Period

      Compounding: Inapplicable

      Business Days: NewYork,London

      Calculation Agent: Party A

  Other Provisions:

          (a)  On every annual Fixed Rate Payer Payment Date from and including 01DEC03, to and including 01DEC04, provided that no Event of Default with respect to Party A or event that with the giving of notice or the lapse of time, or both, would constitute such an Event of Default shall have occurred and be continuing, and provided that no Early Termination Date has been designated, Party A may, on the terms and conditions set forth herein, terminate this Transaction (without, however, terminating any other Transactions under the ISDA Agreement, unless Party A shall otherwise be entitled to terminate such other Transactions pursuant to Section 6 of the ISDA Agreement). Party A shall notify Party B telephonically (between the hours of 9:00 a.m. and 11:00 a.m. New York City time) of its election to terminate this Transaction (the "Optional Termination Election Date") not less than 2 Business Days prior to the corresponding Fixed Rate Payer Payment Date and such notice shall be irrevocable. The Optional Termination Election Date shall be confirmed by a notice in writing by Party A one Business Day after making such election. Failure by Party A to send such written notice shall not invalidate its oral election.

          (b)  The Cash Settlement Amount payable by Party A on the Optional Termination Date shall be calculated as the sum of the following:

              (i)  the cancellation premium, in accordance with the Optional Termination Date schedule as set forth below:

        Optional Termination Date Amount
        01DEC03 USD 6,360,750.00
        01DEC04 0.00

            (ii)  the net of the accrued but unpaid amount between the Fixed Rate Payer and the Floating Rate Payer from and including the last Payment Date to but excluding the Optional Termination Date.

          (c)  The designation of an Optional Termination Date by Party A shall not affect or suspend any obligations of the parties hereto arising under this Transaction on or prior to such Optional Termination Election Date or its corresponding Fixed Rate Payer Payment Date. Upon the payment of the amount required by the preceding subsection (b), the obligation of each party to make any further payments contemplated by Section 2 of the ISDA Agreement with respect to this Transaction will terminate.

        3.    Recording of Conversations: Each party to this Transaction acknowledges and agrees to the tape recording of conversations between the parties to this Transaction whether by one or other or both of the parties or their agents, and that any such tape recordings may be submitted in evidence in any Proceedings relating to the Agreement and/or this Transaction.

        4.    Account Details:

    Account for payments to Party A:
        USD
        We will debit your account
        NAME: Bank of America
        ABA #: CA
        ACCT: 1257501024
        Mandalay Resort Group

    Account for payments to Party B:
        USD
        NAME: Bank of America
        ABA #: CA
        NAME: Mandalay Resort Group
        ACCT: 1257501024

        5.    Offices:

    The Office of Party A for this
    Transaction is: Charlotte, NC

    Please send reset notices to fax no. (312-234-3603)

    The Office of Party B for this Transaction is: Nevada, USA

        Credit Support Document:    As per Agreement (and Credit Support Annex if applicable).

        Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by returning via telecopier an executed copy of this Confirmation to the attention of Global Derivative Operations at (fax no.(312) 234-3603).

Yours Sincerely,

Bank of America, N.A.
By: Name: Title:	/S/ DAVE WALKER Dave Walker Senior Vice President
Authorized Signatory
Accepted and confirmed as of the date first written:
Mandalay Resort Group
By: Name: Title:	/S/ LES MARTIN Les Martin Vice President and Chief Accounting Officer

Our Reference # 3033348 7374064

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  Exhibit 4.16